Exhibit 99.1

Videocon d2h Limited

Notice of Annual General Meeting

30th September, 2015

NOTICE

NOTICE is hereby given that the 12th Annual General Meeting of the Members of Videocon d2h Limited (the “Company”) will be held on Wednesday, 30th September, 2015, at the Registered Office of the Company at Auto Cars Compound, Adalat Road, Aurangabad – 431 005 (Maharashtra) at 2.00 pm, to transact the following business:

ORDINARY BUSINESS:

1.	To receive, consider and adopt the Audited Statement of Profit and Loss for the financial year ended on 31st March, 2015 and the Audited Balance Sheet as at that date together with the Cash Flow Statement, Reports of the Board of Directors and Auditors thereon.

2.	To appoint M/s. Kadam & Co., Auditors and to fix their remuneration and in this regard to consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 139 of the Companies Act, 2013 and the Rules made thereunder, M/s. Kadam & Co., Chartered Accountants, Ahmednagar (Firm Registration No. 104524W), be and are hereby appointed as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting i.e. the 12th Annual General Meeting until the conclusion of the 14th Annual General Meeting (subject to ratification of the appointment by the Members at every Annual General Meeting held after this Annual General Meeting) on such remuneration as shall be fixed by the Board of Directors of the Company.”

3.	To appoint M/s. Khandelwal Jain & Co., Auditors and fix their remuneration and in this regard to consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 139 of the Companies Act, 2013 and the Rules made thereunder, M/s. Khandelwal Jain & Co., Chartered Accountants, Mumbai (Firm Registration No.105049W), be and are hereby appointed as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting i.e. the 12th Annual General Meeting until the conclusion of the 16th Annual General Meeting (subject to ratification of the appointment by the Members at every Annual General Meeting held after this Annual General Meeting) on such remuneration as shall be fixed by the Board of Directors of the Company.”

SPECIAL BUSINESS:

4.	To consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 149, 152, 160 of the Companies Act, 2013 and the Rules made thereunder, as amended, including any statutory modification(s) or any substitution or any re-enactment thereof for the time being in force and subject to the approval of Ministry of Information and Broadcasting, Mrs. Radhika Dhoot (DIN: 00007727), who was appointed as an Additional Director on the Board on 31st March, 2015, and who holds office upto the date of this Annual General Meeting and being eligible for appointment as a Director and in respect of whom the Company has received a notice in writing under Section 160 of the Companies Act, 2013, from a member proposing her candidature for the office of Director, be and is hereby appointed as a Director (Non Executive, Non-Independent) of the Company, liable to retire by rotation.”

5.	To consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 149, 152, 160 of the Companies Act, 2013 and the Rules made thereunder, as amended, including any statutory modification(s) or any substitution or any re-enactment thereof for the time being in force and subject to the approval of Ministry of Information and Broadcasting, Mrs. Geetanjali Kirloskar (DIN: 01191154), in respect of whom the Company has received a notice in writing under Section 160 of the Companies Act, 2013, from a member proposing her candidature for the office of Director, be and is hereby appointed as an Independent Director not liable to retire by rotation, to hold office upto a term of five consecutive years from the date of receipt of approval of Ministry of Information and Broadcasting or the date of this meeting i.e., 30th September, 2015, whichever is later.”

By order of the Board of Directors of

Videocon d2h Limited

Saurabh P. Dhoot

Whole-Time Director

DIN: 00970362

Place: Mumbai

Date: 4th August, 2015

Registered Office:

Auto Cars Compound,

Adalat Road,

Aurangabad- 431 005 (Maharashtra)

CIN: U92100MH2002PLC137947

E-mail id: companysecretary@d2h.com

Website: www.videocond2h.com

Tel.No.: +91-240-2320750

Fax. No.: +91-240-2335755

NOTES:

1.	IN TERMS OF THE PROVISIONS OF SECTION 105 OF THE COMPANIES ACT, 2013, READ WITH RULE 19 OF THE COMPANIES (MANAGEMENT AND ADMINISTRATION) RULES, 2014, A MEMBER ENTITLED TO ATTEND AND VOTE AT THE ANNUAL GENERAL MEETING (THE “MEETING”) IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF / HERSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE INSTRUMENT APPOINTING A PROXY SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING. A PERSON CAN BE A PROXY FOR MEMBERS NOT EXCEEDING 50 (FIFTY) AND HOLDING IN AN AGGREGATE NOT MORE THAN TEN PERCENT OF THE TOTAL SHARE CAPITAL OF THE COMPANY CARRYING VOTING RIGHTS. PROVIDED THAT A MEMBER HOLDING MORE THAN TEN PERCENT, OF THE TOTAL SHARE CAPITAL OF THE COMPANY CARRYING VOTING RIGHTS MAY APPOINT A SINGLE PERSON AS PROXY AND SUCH PERSON SHALL NOT ACT AS PROXY FOR ANY OTHER PERSON OR SHAREHOLDER.

2.	The Members are requested to:

a)	Intimate to the Company changes, if any, in their Registered Addresses, if any, at an early date.

b)	Quote Ledger Folio numbers in all the correspondence.

c)	Bring the copy of Annual Report and Attendance Slip with them to the Annual General Meeting.

3.	Corporate Members intending to send their authorized representatives to attend the Annual General Meeting are requested to send a certified copy of the Board resolution authorizing their representative to attend and vote on their behalf at the Annual General Meeting.

4.	In terms of the provisions of Section 102 of the Companies Act, 2013, a statement setting out the material facts concerning special business to be transacted at the Meeting is annexed and forms part of the Notice.

5.	Members may address their queries/communications at companysecretary@d2h.com.

A STATEMENT SETTING OUT THE MATERIAL FACTS PURSUANT TO SECTION 102

OF THE COMPANIES ACT, 2013

Item No. 4

As per the provisions of Section 149 of the Companies Act, 2013, and Rules made there under, every listed company and a class of companies as prescribed shall have atleast one women director on the board of the company. In order to comply with the requirement of the said provisions, the Board of Directors appointed Mrs. Radhika Dhoot as an Additional Director on 31st March, 2015.

In terms of the provisions of Section 161 of the Companies Act, 2013, Mrs. Radhika Dhoot holds office upto the date of ensuing Annual General Meeting. Notice under Section 160 of the Companies Act, 2013, has been received in writing from a member together with requisite deposit proposing her candidature for the office of the Director of the Company. Her brief profile is as under:

Name	Mrs. Radhika Dhoot

Date of Birth	27.01.1984

Age	31 years

DIN	00007727

Educational Qualifications	Honours in Economics from the University of Nottingham, UK.

Date of First Appointment	31.3.2015

Category of the Director	Non- Executive, Non-Independent

Area of expertise/Senior Position Held/Work Experience	Has been leading the renewable energy division of Videocon Group since early 2011.

Terms and conditions of appointment	Liable to retire by rotation

Shareholding in the Company	Nil

Relationship with other Directors	Wife of Mr. Saurabh P. Dhoot, the Whole- Time Director of the Company

Number of meetings attended during the year	N.A.

Details of Directorship in other Companies	Nil

Details of Chairmanship/Membership of Committees of other Board	Nil

Keeping in view her vast experience, the Board considers that the appointment of Mrs. Radhika Dhoot on the Board of the Company would be beneficial for the Company. Hence, it is proposed to appoint her as a Director, liable to retire by rotation.

The Company has received from Mrs. Radhika Dhoot (1) consent in writing to act as Director in Form DIR-2 pursuant to Rule 8 of the Companies (Appointment & Qualifications of Directors) Rules, 2014, (2) intimation in Form DIR-8 in terms of Companies (Appointment & Qualifications of Directors) Rules, 2014, to the effect that she is not disqualified under Sub-Section (2) of Section 164 of the Companies Act, 2013.

All the relevant documents in connection with the appointment of Mrs. Radhika Dhoot, are available for inspection without any fee by the Members at the Company’s Registered Office situated at Auto Cars Compound, Adalat Road, Aurangabad 431 005 and at the Company’s Corporate Office at Videocon d2h Limited, 1st Floor, Techweb Center, New Link Road, Oshiwara, Mumbai 400 102 during normal business hours on working day upto the date of the Annual General Meeting.

The Board recommends the passing of the Ordinary Resolution at Item No. 4 of the accompanying Notice for approval by the Members of the Company.

Save and except Mrs. Radhika Dhoot, to whom the resolution relates and Mr. Saurabh P. Dhoot, relative of Mrs. Radhika Dhoot, none of the Directors and Key Managerial Personnel of the Company and their relatives is concerned or interested in the Resolution.

Item No. 5

Mrs. Geetanjali Kirloskar has a vast experience and is a very successful entrepreneur and business-woman. She is the Chairperson of Sakra World Hospital and Chairs several Committees of leading Trade Associations like FICCI. Mrs. Kirloskar has the distinction of being Hon. Consul of Finland. She started off as an advertising professional & for over 20 years was the Chairperson of Pratibha Advertising and Quadrant Advertising.

In terms of the provisions of Section 160 of the Companies Act, 2013, a Notice has been received in writing from a member together with requisite deposit proposing the candidature of Mrs. Geetanjali Kirloskar for the office of the Director of the Company. However, her appointment shall be subject to the receipt of approval from the Ministry of Information and Broadcasting. Her brief profile is as under:

Name	Mrs. Geetanjali Kirloskar

Date of Birth	14.10.1965

Age	50 years

DIN	01191154

Educational Qualifications	Commerce graduate from University of Pune

Date of First Appointment	Date of receipt of approval from Ministry of Information and Broadcasting or the date of the ensuing annual general meeting i.e., 30th September, 2015, whichever is later

Category of the Director	Independent Director

Area of expertise/Senior Position Held/Work Experience	Advertising, entrepreneurship, health care and a successful business woman

Terms and conditions of appointment	As per the provisions of Section 149 of the Companies Act, 2013 and the Rules and Schedule made thereunder, she is proposed to be appointed for a term of five consecutive years, not liable to retire by rotation, from the date of receipt of approval from Ministry of Information and Broadcasting or the date of the ensuing annual general meeting i.e., 30th September, 2015, whichever is later

Shareholding in the Company	Nil

Relationship with other Directors	NA

Number of meetings attended during the year	NA

Details of Directorship in other Companies	1. Kirloskar Systems Limited

2. Puravankara Projects Limited

3. Quadrant Communications Limited

4. VSK Holding Private Limited

5. Vikram Geet Investments and Holding Private Limited

6. Sri Harihareshwara Finance and Investments Private Limited

7. Takshasila Healthcare and Research Service Private Limited

8. Takshasila Hospital Operating Private Limited

9. Pratibha Communications Private Limited

Details of Chairmanship/Membership of Committees of other Board	Kirloskar Systems Limited (Audit Committee—Member)

Kirloskar Systems Limited (Nomination & Remuneration Committee - Member)

Taking into consideration her vast experience, the resolution seeks the approval of the Members of the Company to appoint Mrs. Geetanjali Kirloskar as an Independent Director of the Company for five consecutive years from the date of receipt of approval from Ministry of Information and Broadcasting or the date of this meeting i.e., 30th September, 2015, whichever is later, pursuant to the provisions of Section 149 and such other applicable provisions of the Companies Act, 2013 and the Rules made there under and will not be liable to retire by rotation.

The Company has received from Mrs. Geetanjali Kirloskar (1) consent in writing to act as Director in Form DIR-2 pursuant to Rule 8 of the Companies (Appointment & Qualifications of Directors) Rules, 2014, (2) intimation in Form DIR-8 in terms of Companies (Appointment & Qualifications of Directors) Rules, 2014, to the effect that she is not disqualified under Sub-Section (2) of Section 164 of the Companies Act, 2013 and (3) a declaration to the effect that she meets the criteria of independence as provided in Sub-Section (6) of Section 149 of the Companies Act, 2013.

All the relevant documents in connection with the appointment of Mrs. Geetanjali Kirloskar, are available for inspection without any fee by the Members at the Company’s Registered Office situated at Auto Cars Compound, Adalat Road, Aurangabad 431 005 and at the Company’s Corporate Office at Videocon d2h Limited, 1st Floor, Techweb Center, New Link Road, Oshiwara, Mumbai 400 102 during normal business hours on working day upto the date of the Annual General Meeting.

The Board recommends the passing of the Ordinary Resolution at Item No. 5 of the accompanying Notice for approval by the Members of the Company.

Save and except Mrs. Geetanjali Kirloskar, to whom the resolution relates, none of the Directors and Key Managerial Personnel of the Company and their relatives is concerned or interested in the Resolution.

By order of the Board of Directors of

Videocon d2h Limited

Saurabh P. Dhoot

Whole-Time Director

DIN: 00970362

Place: Mumbai

Date: 4th August, 2015

Attendance Slip

Videocon d2h Limited

CIN-U92100MH2002PLC137947

Regd. Office: Auto Cars Compound, Adalat Road, Aurangabad-431005 (Maharashtra)

Tel No.: (+91 240) 232 0750 Fax No.: (+91 240) 233 5755

E-mail id: companysecretary@d2h.com Website: www.videocond2h.com

12th Annual General Meeting – 30th September, 2015

Regd. Folio No. /Client ID
No.

DP ID No.

No. of shares held

I certify that I am a registered Shareholder/Proxy for the registered Shareholder of the Company.

I hereby record my presence at the 12th Annual General Meeting of the Company held on Wednesday, 30th September, 2015 at 2.00 pm at the Registered Office of the Company at Auto Cars Compound, Adalat Road, Aurangabad-431005 (Maharashtra)

Member’s / Proxy’s Name in Block Letters	Member’s / Proxy’s Signature

Note: Please fill in this attendance slip and hand it over at the ENTRANCE OF THE HALL.

Please read errata for typesetting matter.

PROXY FORM

[Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3) of the Companies

(Management and Administration) Rules, 2014]

Videocon d2h Limited

CIN-U92100MH2002PLC137947

Regd. Office: Auto Cars Compound, Adalat Road, Aurangabad-431005 (Maharashtra)

Tel No.: (+91 240) 232 0750 Fax No.: (+91 240) 233 5755

E-mail id: companysecretary@d2h.com Website: www.videocond2h.com

12th Annual General Meeting – 30th September, 2015

Name of the
member(s)

Registered address

Email

Folio No. / Client ID No.

DP ID No.

I/we, being the member (s) of shares of the above named Company, hereby appoint
Name :	Email :

Address:

Signature:
or failing him/her

Name :	Email :

Address:

Signature:
or failing him/her

Name :	Email :

Address:

Signature:

as my/ our proxy to attend and vote (on a poll) for me /us and on my/our behalf at the 12th Annual General Meeting of the Company, to be held on Wednesday, 30th September, 2015 at 2.00 pm at the Registered office at Auto Cars Compound, Adalat Road, Aurangabad-431005 (Maharashtra) at any adjournment thereof in respect of such resolution as are indicated below:

(contd…….)

Resolution Number	Resolution	For	Against
Ordinary Business:

1.	To adopt the Audited Statement of Profit and Loss for the financial year ended 31st March, 2015 and the Audited Balance Sheet as at that date together with the Reports of the Board of Directors and Auditors thereon

2.	To appoint M/s. Kadam & Co., Auditors and fix their remuneration

3.	To appoint M/s. Khandelwal Jain & Co., Auditors and fix their remuneration

Special Business:

4.	To appoint Mrs. Radhika Dhoot (DIN: 00007727), as a Director, liable to retire by rotation.

5.	To appoint Mrs. Geetanjali Kirloskar (DIN: 01191154), as an Independent Director, not liable to retire by rotation.

Signed this                          day of              2015.

Affix
Revenue
Stamp
Re. 1

Signature of the Shareholder	Signature of the Proxy holder(s)

Notes:

1.	This form of Proxy in order to be effective should be duly completed and deposited at the Registered Office of the Company, not less than 48 hours before the commencement of the Meeting.

2.	This is only optional. Please put a ‘Ö’ in the appropriate column against the resolutions indicated in the box above. If you leave the ‘For’ or ‘Against’ column blank against the resolution, your Proxy will be entitled to vote in the manner as he/she thinks appropriate.

3.	Appointing a proxy does not prevent a member from attending the meeting in person if he so wishes.